Exhibit 99.1
Agria Appoints David Pasquale as Senior Vice President
Beijing, China — February 4, 2008 — Agria Corporation (NYSE: GRO), an innovative China-based agri-solutions provider, today announced that it has appointed David M. Pasquale to the position of Senior Vice President.
In his new position, Mr. Pasquale will be based in New York and will be responsible for developing, implementing and leading Agria’s investor relations and corporate communications initiatives, including proactive communication with equity research analysts, shareholders, media, and other financial constituencies in order to raise the visibility of Agria among the broader investment community.
Mr. Alan Lai, Chairman and co-CEO of Agria Corporation, commented, “We are excited to have David on board with Agria. His appointment emphasizes our commitment to proactively raising awareness and understanding of Agria’s distinctive business model, competitive strengths, geographic leadership and growth prospects. David’s expertise and proven track record of executing investor relations and financial communications programs will help drive our efforts on Wall Street as we continue to build shareholder value by leveraging our proven operational and commercialization ability, extensive sales and distribution network, and record of innovation.”
Mr. Pasquale brings wide-ranging investor relations, communications strategy, positioning and crisis communications experience working with U.S.-listed public companies domiciled in China, Singapore, Korea and Taiwan. He most recently served as Executive Vice President at The Ruth Group, a leading investor relations and public relations firm based in New York City, where he was instrumental in driving the firm’s growth since September 1999. He previously worked at Citigate Dewe Rogerson, The Hudson Stone Group and N.W. Ayer & Partners, all based in New York City. Mr. Pasquale holds a Bachelor of Science, cum laude, from Providence College.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products developed through its own research and development capability. The company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 86 10 8785-9020	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Agria Corporations strategic and operational plans, contain forward-looking statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Agria’s limited operating history makes it difficult to evaluate our future prospects and results of operations; natural or man-made disasters could damage our seed production, which would cause us to suffer production losses and a material reduction of our revenues; outbreaks of disease in livestock and/or food scares in China would materially and adversely affect our sheep breeding business; we primarily rely on arrangements with village collectives to produce our corn seed products, and if we are unable to continue these arrangements or enter into new arrangements with other village collectives to increase our production, our total land acreage devoted to corn seed production may decrease and our growth may be inhibited; our growth prospects may be materially and adversely affected if we are unable to continue to develop or acquire products to meet the demands of Chinese farmers or to produce our existing products in sufficient quantities; and one or more of our distributors may engage in activities that are harmful to our brand and to our business, and other risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission, including its Form F-1/A filed on November 2, 2007. All information provided in this press release is as of February 4, 2008, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.